SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NOVADIGM, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

669937104
(CUSIP Number)

Charles N. Charnas
Vice President, Deputy General Counsel and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street, Mail Stop 1050
Palo Alto, California 94304
Telephone: (650) 857-1501

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 30, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

(Continued on following pages) (Page 1 of 4 Pages)

CUSIP No. 669937104	13D/A	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hewlett-Packard Company (94-1081436)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,190,000

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 1,190,000

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 669937104	13D/A	Page 3 of 4 Pages

        Item 1.    Security and Issuer.

        This  Amendment No. 1 amends and supplements the statement on Schedule 13D filed July 10, 2000. This Amendment No. 1 relates to the Common Stock, par value $0.001 per share (the "Shares"), of Novadigm, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One International Boulevard, Mahwah, New Jersey 07495.

        Item 2.     Identity and Background.

        This statement is being filed by Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard"). The address of Hewlett-Packard's principal executive offices is 3000 Hanover Street, Palo Alto, California 94304. Hewlett-Packard is a technology solutions provider to consumers, business and institutions globally. Hewlett-Packard's offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing.

        Item 4.    Purpose of Transaction.

        The Alliance Agreement dated as of June 30, 2000 by and between the Issuer and Hewlett-Packard terminated on June 30, 2003. The Distribution Agreement dated June 30, 2000 by and between the Issuer and Hewlett-Packard terminated on June 30, 2001. Under the terms of the Warrant to Purchase 250,000 Shares of Common Stock (the "Warrant") granted by the Issuer to Hewlett-Packard on June 30, 2000, the "Milestone Period" (as defined under the Warrant) commenced on May 1, 2001; therefore, the Warrant, unless exercised, will terminate three years later on May 1, 2004. The "License Revenues Milestone" (as defined under the Warrant) was not achieved during the twelve-month Milestone Period; therefore, the "Exercise Price" (as defined under the Warrant) was not reduced from the initial (and current) Exercise Price of $20.875. Hewlett-Packard may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect to the matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        Item 5.     Interest in Securities of the Issuer.

        Hewlett-Packard is the beneficial owner of 1,190,000 Shares, which represents 6.1% of the Issuer's outstanding Shares, after giving effect to the Warrant and based on the representation of the Issuer in its Form 10-Q filed on November 14, 2003, that it had 19,103,430 Shares outstanding on November 11, 2003.

        Hewlett-Packard has the sole power to vote the 1,190,000 Shares beneficially owned by it and has the sole power to dispose of such Shares.

CUSIP No. 669937104	13D/A	Page 4 of 4 Pages

        Item 6.    Contracts, Arrangements Understandings or Relationships with Respect to
                        Securities of the Issuer.

        As noted above in Item 4, the Alliance Agreement terminated on June 30, 2003 and the Distribution Agreement terminated on June 30, 2001. The Milestone Period under the Warrant commenced on May 1, 2001. Unless exercised, the Warrant will terminate on May 1, 2004.

        Item 7.    Material to be Filed as Exhibits.

        The Warrant was filed as Exhibit 1 to the statement on Schedule 13D filed July 10, 2000 and is incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 10, 2003	HEWLETT-PACKARD COMPANY

		By	/s/ Charles N. Charnas
		Name:	Charles N. Charnas
		Title:	Vice President, Deputy General Counsel and Assistant Secretary